EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE

BROKAT ACQUIRES LEADING BROKERAGE SOFTWARE COMPANY


   BROKAT ANNOUNCES THE ACQUISITION OF AUTOMATED FINANCIAL SYSTEMS AND OFFERS
                        CUSTOMERS AN E-BROKERAGE SOLUTION

SAN JOSE, CA, OCTOBER 12, 2000. Brokat AG (Frankfurt Neuer Markt: BRJ, Nasdaq:
BROA), one of the world's leading providers of software for e-banking and e-business solutions, today announced the acquisition of New York-based Automated Financial Systems, Inc. (AFS), a leading provider of proven Internet and telephone-based brokerage systems. Under the terms of the agreement Brokat will acquire 100 percent of privately held AFS in exchange for approximately 569,260 Brokat ordinary shares (equivalent to 1,138,520 American Depository Shares) that will be issued from previously authorized capital. The transaction is valued at approximately US$34.5 million, based on the closing price for Brokat's ordinary shares of Euro 69.80 (US$60.61) on the Neuer Markt on October 11, 2000. Of this amount, approximately US$19.9 million in Brokat shares will be held in escrow and released to the sellers of AFS only upon satisfaction of certain performance-related events. The acquisition is subject to regulatory approvals and other customary conditions.

The acquisition of AFS will complete Brokat's North American financial services offering by incorporating brokerage functionality into its existing suite of e-finance applications, which includes retail, small business, corporate and mobile banking solutions. The AFS suite of brokerage products and services will enable Brokat to offer a comprehensive solution for the trading of stocks, options and mutual funds via multiple channels. Brokat plans to mobile-enable the AFS solution and integrate it onto Twister(TM), Brokat's open e-Services platform and key product, allowing all financial services applications to exist on one common architecture.

Spending by financial institutions on brokerage technology will increase at an overall annual growth rate of 10 percent through 2003, predicts Celent Communications, a Boston-based consulting and research firm dedicated to e-commerce in financial services. "Offering customers stock trading has become a differentiator for financial institutions. The acquisition of AFS strengthens Brokat's financial services products and further solidifies its presence as a leader in the market," said Octavio Marenzi, managing director of Celent Communications. The June 2000 Celent report ranked AFS first among online brokerage software vendors for number of customers live, and second for number of end users.

"We are pleased to become part of a leading financial services provider," said Keith Aufhauser, managing director, AFS. "Brokat's technology and infrastructure will allow us to expand our products and services globally by delivering proven application solutions on one of the most reliable and scalable platforms available. AFS customers will benefit from the combined resources and technologies of AFS and Brokat."

AFS complements Brokat's recently introduced European e-brokerage suite, allowing Brokat to offer brokerage functionality tailored to the US and European markets. AFS's 90 installed customers and user base of approximately 2.5 million retail investors give Brokat an established brokerage customer base as it enters the North American market. The addition of AFS will bring Brokat's customer base of financial institutions to more than 2,100 globally.

Brokat has expressed a strong commitment to its North American expansion with the recent acquisition of GemStone Systems, Inc. and Blaze Software, Inc. "Each of these acquisitions has supplemented and strengthened our core product Twister. Brokat is now able to offer a complete e-finance solution on one open platform, giving us a competitive advantage in North America. As a result, we are well positioned for rapid growth, in the United States and worldwide," said Stefan Roever, CEO of Brokat.

                                   -- MORE --

SECOND PAGE - BROKAT LEADING BROKERAGE SOFTWARE COMPANY

ABOUT BROKAT

Brokat is a leading provider of e-business software solutions worldwide. The company is a global leader in the Internet banking market. Brokat's key product is the modular e-services platform Twister. This software integrates existing IT systems and applications in companies while securely linking them with electronic channels such as the Internet and mobile communications. Twister offers many features for Customer Relationship Management and Enterprise Application Integration. Among the more than 2000 companies already using Twister solutions are Allianz, Axa, Deutsche Bank 24, ABN Amro, Cable & Wireless, Charter One, Consors, DBS-Bank Singapore, debitel, Schweizer Post, SE-Banken and Toronto Dominion Bank. Brokat was founded in 1994 and has over 1200 employees in 16 countries. During the 1999 calendar year the company achieved DM 94 million in sales. Brokat AG is headquartered in Stuttgart, Germany with North American headquarters in San Jose, California. Information on Brokat and its products can be found on the Internet at WWW.BROKAT.COM.

ABOUT AFS

Automated Financial Systems (AFS) is a leading provider of brokerage software solutions. AFS develops and markets Prospero the proven Internet brokerage system and Tempest the brokerage Interactive Voice Response (IVR) system. Today, more than 90 Broker/Dealers use AFS to provide Internet trading, account status, real-time quotes, and market research to their clients. AFS provides robust Internet solutions, fast time-to-market and extensive professional services and is available through an ASP model or for license. The AFS service bureau is a highly scalable and reliable business option for any brokerage firm to get online quickly and efficiently without the expenses or difficulty of developing, and maintaining a proprietary system. AFS is headquartered in New York. Additional company and product information can be found at WWW.AUTOMATEDFINANCIAL.COM

              FORWARD-LOOKING STATEMENTS AND ADDITIONAL INFORMATION

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO BROKAT'S ACQUISITION OF AFS, INCLUDING THE PRODUCT AND SERVICES AND MARKET OPPORTUNITIES; THE EXPECTED INCREASE IN SPENDING BY FINANCIAL INSTITUTIONS ON BROKERAGE TECHNOLOGY; AND BROKAT'S ABILITY TO CAPITALIZE ON THE ACQUISITION IN THE FINANCIAL SERVICES MARKET. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM EXPECTATIONS. FACTORS THAT COULD AFFECT ANTICIPATED BENEFITS FROM THE ACQUISITION INCLUDE BROKAT'S ABILITY TO SUCCESSFULLY INTEGRATE AFS'S OPERATIONS, TECHNOLOGY AND EMPLOYEES, AND TO RETAIN ITS KEY EMPLOYEES, CUSTOMERS AND STRATEGIC ALLIANCES. FACTORS THAT COULD AFFECT THE DEMAND FOR BROKERAGE TECHNOLOGY INCLUDE MARKET ACCEPTANCE, TECHNOLOGICAL DEVELOPMENTS AND GENERAL BUSINESS AND ECONOMIC CONDITIONS. FACTORS THAT COULD AFFECT BROKAT'S POSITIONING IN THE FINANCIAL SERVICES MARKET INCLUDE THE ABOVE FACTORS AS WELL AS BROKAT'S ABILITY TO COMPETE SUCCESSFULLY, PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, AND ADAPT TO TECHNOLOGICAL ADVANCES AND CHANGING INDUSTRY STANDARDS. ADDITIONAL INFORMATION ON THESE AND OTHER RISKS AND UNCERTAINTIES RELATED TO THE FORWARD-LOOKING STATEMENTS IS INCLUDED IN THE "RISK FACTORS--RISKS RELATING TO BROKAT'S BUSINESS" SECTION OF BROKAT'S REGISTRATION STATEMENT (NO. 333-45430) ON FORM F-4 ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED ON MANAGEMENT'S REASONABLE BELIEFS AS OF THE DATE OF THIS RELEASE, AND BROKAT ASSUMES NO OBLIGATION TO UPDATE THEM TO REFLECT SUBSEQUENT INFORMATION OR EVENTS.


THE BROKAT SHARES ISSUED IN THE TRANSACTION DESCRIBED IN THIS PRESS RELEASE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.



                                       ###

          BROKAT AND TWISTER ARE TRADEMARKS OF BROKAT AG IN THE UNITED
              STATES AND OTHER COUNTRIES. ALL OTHER TRADEMARKS ARE
                     PROPERTY OF THEIR RESPECTIVE COMPANIES.